UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 7, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Reports Results for the Year Ended March 31, 2017

Statutory Net Income of $5.6 million and Adjusted Net Income of $12.3 million

Adjusted EBITDA of $18.9 million, exceeding prior upgraded forecast of $18.8 million and initial forecast of $18.0 million

EPS of $0.73 and Adjusted EPS of $0.92 per share

LONDON – June 7, 2017 – VivoPower International PLC (“VivoPower” or the “Company”), a global next generation solar power company, today announced its financial results for the year ended March 31, 2017.

“Fiscal 2017 was a remarkable year for VivoPower,” said Dr. Philip Comberg, VivoPower’s Chief Executive Officer. “For the financial year ended March 31, 2017, we are pleased to have generated Statutory Net Income of $5.6 million and Adjusted Net Income of $12.3 million, Adjusted EBITDA of $18.9 million, exceeding our prior upgraded forecast of $18.8 million and initial forecast of $18.0 million, statutory earnings per share (EPS) of $0.73 and Adjusted EPS of $0.92. In addition, we completed a successful business combination transaction and became a public company. We have put together an experienced, global management team and have created a strong platform from which we can continue to generate profitable growth.”

Fiscal Year 2017 Financial Highlights:

●	Total revenue was $32.3 million for fiscal 2017

●	Statutory Net Income was $5.6 million for fiscal 2017 and Adjusted Net Income * was $12.3 million

●	Adjusted EBITDA* was $18.9 million for fiscal 2017, exceeding previously upgraded forecast of $18.8 million and initial forecast of $18.0 million

●	Adjusted EPS * was $0.92 for fiscal 2017

●	Total assets as at March 31, 2017 were $100.0 million and total equity was $63.8 million

* Adjusted Net Income, Adjusted EBITDA, and Adjusted EPS are defined, and a reconciliation of these measures to their most comparable measures calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) is provided below.

Recent Business Highlights:

●	Completed a business combination transaction on December 29, 2016 and became a public company

●	Established a share repurchase program with Oppenheimer & Co. Inc. to allow for potential repurchase of up to $10.0 million of the Company’s outstanding ordinary shares

●	Formed a joint venture for a 1.86 gigawatt solar portfolio located throughout the United States resulting in a total Company project pipeline of over 2.0 gigawatts

●	Completed two build, transfer, operate (BTO) transactions for two solar power projects in North Carolina with a combined generating capacity of 91 megawatts

●

Established an Alliance Agreement with ReNu Energy (ASX: RNE) of Australia pursuant to which ReNu will have a right of first offer to acquire behind the meter solar projects, below 5MW in scale, originated by VivoPower, as well as signed an agreement with ReNu Energy for the transfer of the first asset, Amaroo

Financial Targets:

VivoPower is providing its financial targets for the full fiscal year 2018, as follows:

●	Total revenue is expected to be in the range of $56 million to $61 million

●	BTO revenue is expected to be in the range of $30 million to $40 million

●	Adjusted EBITDA is expected to be in the range of $22 million to $25 million

About VivoPower

VivoPower is a global next generation solar power company that operates a build, transfer and operate (BTO) model to establish an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchasing agreements and then arranges corporate and project financing, engineering, design and equipment procurement, and manages the construction and development of such solar PV projects for long-term asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, and manage and provide power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise. The historical results presented herein are not necessarily indicative of financial results to be achieved in future periods.

UK Companies Act Statement

For the purposes of s435 of the Companies Act 2006 of the United Kingdom (which applies to VivoPower International Plc as a UK-incorporated company), these financial statements are not the statutory accounts of VivoPower International Plc for the financial year ending March 31, 2017. The statutory accounts of VivoPower International Plc in relation to the financial year ending March 31, 2017 have not yet been delivered to the Registrar of Companies for England and Wales and, as such, no auditor's report has been made in relation to such statutory accounts.

Contact:

Carl Weatherley-White

Chief Financial Officer

shareholders@vivopower.com

Adjusted EBITDA and Adjusted EPS

Adjusted EBITDA and Adjusted EPS are non-IFRS financial measures. We define Adjusted EBITDA as net income, adjusted to exclude: depreciation and amortization, restructuring expense, interest income and interest expense, the provision for income taxes and foreign currency exchange income (expense). We define Adjusted EPS as earnings per share, as adjusted for one-off exceptional items. A reconciliation of these non-IFRS measures to their most directly comparable IFRS measures for the year ended March 31, 2017 is below.

We believe that Adjusted EBITDA and Adjusted EPS provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-IFRS or generally accepted accounting principles in the United States (“GAAP”) financial measure to supplement their IFRS or GAAP results, as applicable.

We use Adjusted EBITDA and Adjusted EPS in conjunction with traditional IFRS operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

Investors should not place undue reliance on Adjusted EBITDA or Adjusted EPS as measures of operating performance. These non-IFRS measures should not be considered as substitutes for other measures of financial performance reported in accordance with IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital.

Reconciliation of Adjusted EBITDA to Net Income
(USD in thousands)

Year Ended March 31, 2017
Net income	5,565
Add back:
Taxation	5,334
Interest income	(13)
Interest expense	600
Depreciation of property, plant and equipment	103
Amortisation of intangible assets	568
One-off extra-ordinary costs (1)	965
Transaction costs (2)	5,800
Adjusted EBITDA	18,922

(1)	One-off extraordinary costs include non-recurring remuneration, restructuring expenses and abandoned acquisition costs.
(2)	Payment to Arowana International Limited comprising an advisory fee for the IPO of VivoPower as well as reimbursement of significant operating costs incurred by Arowana attributable to VivoPower.

Reconciliation of Adjusted Earnings Per Share
(USD in thousands, except per share amounts)

	Years Ended March 31,
	2017	2016
Profit for the year	5,565	(281)
Add back:
One-off exceptional items (1)	6,765	0
Adjusted profit for the year	12,330	(281)

Weighted average number of shares in issue (‘000s) (2)	13,428	50
(excluding treasury shares)
Adjusted basic earnings per share	0.92	(5.62)
Adjusted diluted earnings per share	0.92	(5.62)

(1)	One- off exceptional costs include IPO related transaction costs, non-recurring remuneration, restructuring expenses and abandoned acquisition costs.
(2)	Number of shares in issue as at March 31, 2017 are excluding those held as treasury shares for the purposes of calculating Earnings Per Share (EPS).

A reconciliation of Adjusted EBITDA to net income for our fiscal year 2018 guidance has not been provided because certain items such as income taxes that are excluded from Adjusted EBITDA cannot reliably be predicted and a reconciliation of Adjusted EBITDA is therefore not available without unreasonable effort. The variability of these items is expected to have a significant impact on our IFRS financial results for fiscal year 2018.

Consolidated Statement of Comprehensive Income
(USD in thousands, except per share amounts)

	Years Ended March 31,
	2017	2016
Revenue	32,250	-
Cost of sales	4,977	-
Gross profit	27,273	-
General and administrative expenses	(9,316)	(279)
Depreciation of property, plant and equipment	(103)	-
Amortisation of intangible assets	(568)	-
Operating profit	17,286	(279)
Transaction costs	(5,800)	-
Finance income	13	-
Finance expenses	(600)	(2)
Profit before income tax	10,899	(281)
Income tax expenses (1)	(5,334)	-
Profit for the year	5,565	(281)

Other comprehensive income
Currency translation differences recognised directly in equity	(311)	-
Total comprehensive income for the year	5,254	(281)

Earnings per share	dollars	dollars
Basic	0.73	(5.62)
Diluted	0.73	(5.62)

All revenue and profit for the year is generated from continuing operations.

(1)	The income tax expense recorded by the company may be offset in future periods by claiming investment tax credits related to eligible solar projects in the United States.

Consolidated Statement of Financial Position
(USD in thousands)

	Years Ended March 31,
	2017	2016
ASSETS
Non-current assets
Property, plant and equipment	2,163	3
Intangible assets	45,524	-
Deferred tax assets	2,324	-
Other receivables	1,167	7,876
Investments	18,060	-
Total non-current assets	69,238	7,879

Current assets
Cash and cash equivalents	10,970	28
Trade and other receivables	19,842	-
Total current assets	30,812	28

TOTAL ASSETS	100,050	7,907

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	8,260	186
Finance lease payable	145	-
Provision for Income Tax	2,362	-
Provisions - current	1,339	-
Loans and borrowings	1,022	-
Total current liabilities	13,128	186

Non-current liabilities
Related party loans	18,992	7,930
Provisions	237	-
Deferred tax liabilities	3,776	-
Finance lease payable	95	-
	23,100	7,930
Total liabilities	36,228	8,116

Equity
Share capital	163	72
Share premium	40,215	-
Cumulative translation reserve	(311)	-
Other reserves	18,471	-
Retained earnings	5,284	(281)
Total Equity	63,822	(209)

TOTAL EQUITY AND LIABILITIES	100,050	7,907

Consolidated Statement of Cash Flow
(USD in thousands)

	Years Ended March 31,
	2017	2016

Cash generated/(used) by operating activities	14,632	(7,970)

Net cash generated/(used) by operating activities	14,632	(7,970)

Cash flows from investing activities
Interest received	13	-
Purchase of property plant and equipment	(97)	(3)
Investment in capital projects	(18,060)	-
Cash received from acquisitions	1,723	-
Acquisitions	(10,080)	-

Net cash used in investing activities	(26,501)	(3)

Cash flows from financing activities
Purchase of own shares into treasury	(592)	-
Financing agreements	1,263	-
Loans from related parties	11,062	7,929
Funds received from issuing shares	91	72
Costs from listing	(11,469)	-
Funds received from listing	22,456	-
Net cash generated from financing activities	22,811	8,001

Net increase in cash and cash equivalents	10,942	28
Cash and cash equivalents at the beginning of the year	28	-
Cash and cash equivalents at the end of the year	10,970	28

Consolidated Statement of Changes in Equity
(USD in thousands)

	Share Capital	Share Premium	Other Reserves	Cumulative Translation Reserve	Retained Earnings	Total
Balances, March 31, 2016	72				(281)	(209)

Total comprehensive income for the year				(311)	5,565	5,254
Redenomination of share capital	(4)					(4)
Issue of new shares	95	40,215				40,310
Equity instruments			25,072			25,072
Capital raising costs			(9,722)			(9,722)
Share option reserve			3,713			3,713
Treasury shares
Purchase of shares			(592)			(592)
Balances, March 31, 2017	163	40,215	18,471	(311)	5,284	63,822

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 7, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer